

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2012

Via E-mail
Michael Lawton
Chief Financial Officer
Domino's Pizza, Inc.
30 Frank Lloyd Wright Drive
Ann Arbor, Michigan 48106

      Re: Domino's Pizza, Inc.
              Form 10-K for Fiscal Year Ended January 1, 2012
              Filed February 28, 2012
              Definitive Proxy Statement on Schedule 14A
              Filed March 16, 2012
              File No. 001-32242

Dear Mr. Lawton:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Lilyanna L. Peyser for

                  Mara L. Ransom
                  Assistant Director

cc: Steve Goda
           Controller
           Domino's Pizza, Inc.